Exhibit 99.1

UNITS Program - Application for Admission

Companhia Paranaense de Energia - COPEL (“Company”) company that generates, transmits, distributes and trades energy, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), communicates to its shareholders and the market in general that, in line with the approval of the General Shareholders' Meeting, held on March 11, 2021, management filed the application for admission of the Units and, conditioned to the settlement of the offer, migration to the two.

The Company will keep the market informed about the progress of activities and the fulfillment of the steps of the UNITS program.

Curitiba, March 19, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011